Exhibit 21.1
Ener1, Inc.
Subsidiaries
Jurisdiction of Incorporation

Name

Boca Global, Inc.	Florida
Boca Research International, Inc.	United States Virgin Island
Boca Research Holland B.V	Holland
Boca Research (UK) Limited	United Kingdom
Boca Research International Holding, Ltd.	Mauritius
AppsCom, Inc.	Florida
EnerNow Technologies, Inc.	Florida
Ener EL Holdings, Inc.	Florida
Ener1 Technologies, Inc.	Florida
Ener1 Battery Company	Florida
EnerFuel, Inc.	Florida
NanoEner, Inc.	Florida
EnerDel, Inc.	Delaware